July 6, 2005



Mr. Steven D. Foster
Chief Financial Officer
Parallel Petroleum Corporation
1004 N. Big Spring, Suite 400
Midland, Texas  79701


	Re:	Parallel Petroleum Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 10, 2005
		File No. 0- 13305


Dear Mr. Foster:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Business, page 1

Proved Reserves as of December 31, 2004, page 3

1. We note that you have disclosed certain financial measures in your filings identified as non-GAAP measures, including, but without limitation, the following:

* Present value of pretax future net revenues from properties, page 3

* Future net revenues (before income taxes) and present value of future net revenues (before income taxes), page 35

* Operating cash flow, pages 40 and 41

Please provide a detailed analysis that identifies each non-GAAP financial measure that you have disclosed in your reports and explain how you have or intend to comply with the requirements of Item 10(e)
of Regulation S-K and/or Regulation G. Clarify whether the measure is a liquidity or a performance measure. In instances where you have adjusted GAAP earnings for recurring items, expand your disclosure to address the guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures located at
<http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#transiti on>.
Refer also to Release Number 33-8176: Conditions for Use of Non-
GAAP
Financial Measures, located at <http://www.sec.gov/rules/final/33-8176.htm> for additional guidance.


Management Discussion and Analysis, page 41

Results of Operations, page 44

2. We note you disclose a "reserves to production ratio" of approximately 18.3 to 1. Please disclose the following:

* How the ratio is calculated;

* How management uses this measure;

* The limitations of this measure.


Overhead Reimbursement - Joint Operations, page 47

3. We note that you reduce general and administrative expense for overhead charged to working interest owners for properties you operate. We further note that you reduced capital costs for overhead reimbursements. Please explain how you determine the amounts by which you reduce general and administrative and capital costs for overhead reimbursement. Please expand your policy note (1)(d) under Oil and gas properties to address your treatment of overhead reimbursement.


Incentive and Retention Plan, page

4. You disclose, with respect to your Incentive and Retention Plan, that the i) likelihood of a corporate transaction or change in control is possible, ii) ultimate liability is not readily determinable, and
iii) terms and conditions of the Plan will be disclosed in your financial statements. You also state that you will account for the
Plan under SFAS 5. Please disclose , in the notes to your financial statements, the terms and conditions of the Plan and the likelihood that the Plan will result in the incurrence of a liability using one of the three terms identified in paragraph 3 of SFAS 5. In addition, discuss the potential affect this plan could have on your financial condition and results of operations in your Management`s Discussion and Analysis (MD&A). Note that MD&A mandates disclosure of specified forward-looking information, and specifies its own standard for disclosure (i.e. reasonably likely to have material effect). You may refer to Financial Reporting Codification Section 501.02 for further guidance.


Quantitative and Qualitative Disclosures About Market Risk, page
63

5. The guidance in Item 305 of Regulation S-K requires quantitative information about each market risk exposure category as of the end of the latest fiscal year in accordance with one of the three disclosure alternatives outlined in paragraphs 305(a)(1)(i)(A), (ii)(A) or
(iii)(A). Please refer to the "Appendix to Item 305-Tabular Disclosures" for further guidance and revise your presentation accordingly.



Financial Statements

Consolidated Balance Sheets, page F-4

6. Please revise your disclosure to comply with the guidance in Rule
4-10(c)(7)(ii), which requires the following:

* Separate disclosure on the face of the balance sheet of the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized;

* A description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation;

* A table that shows, by category of cost, the total costs excluded as of the most recent fiscal year; and the amounts of such excluded costs incurred in each of the three most recent fiscal years and in the aggregate for any earlier fiscal years in which the costs were incurred. Please refer to Rule 4-10(c)(7)(ii) for a description of the type of costs to be disclosed.


(1)  Organization, Business and Summary of Significant Accounting
Policies, page F-9

(b) Basis of Consolidation, page F-9

7. Please disclose how you account for your investments in joint ventures and working interests.


(d) Property and Equipment, page F-9

8. We note that you provide management and service fees under contractual arrangements and that you treat the reimbursement of costs as an offset against the cost incurred to provide those services. The guidance in Rule 4-10(c)(6)(iv) of Regulation S-X prohibits recognition of income in connection with service contracts where you have an interest in the property, except for the circumstances described in paragraphs (A) and (B). Please tell us how you have complied with the provisions of Rule 4-10(c)(6)(iv)(A)-(D), if applicable.




(o) Revenue Recognition, page F-14

9. Please expand your disclosure to address how your revenue recognition policy complies with the guidance in SAB 104 and provide additional insight on how you apply the sales method in accordance with EITF 90-22.


(15)  Supplemental Oil and Gas reserve Data (Unaudited), page F-29

Standardized Measure of Discounted Future Net Cash Flows, page F-
31

10. There is no provision for the line item "Future net cash flows before income taxes" in paragraph 30 or Illustration 5 of SFAS 69. Therefore, please revise your presentation accordingly.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761, or Jennifer Goeken at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

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Mr. Steven D. Foster
Parallel Petroleum Corporation
July 6, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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